Exhibit 99.1

Aphria Inc.'s Jamaican Subsidiary, Marigold, Receives Retail Herb House Licence

Sensi Medical Cannabis House to open in Kingston, Jamaica
Inventory at Opening to Exceed 2,700 kgs

LEAMINGTON, ON, July 29, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that its subsidiary Marigold Projects Jamaica Limited ("Marigold") has received a retail Herb House licence from Jamaica's Cannabis Licensing Authority ("CLA") to open its first store in Kingston, Jamaica.

Sensi Medical Cannabis House will be located at the Peter Tosh Square, Unit #51, (yes, it is there), Pulse Center, 38a Trafalgar Road, overlooking the Peter Tosh Museum in New Kingston. The Cannabis House will have a smoking lounge for on-site consumption, high-end accessories for sale, and feature Marigold proprietary strains of cannabis and brands called Sensi Gold.

"The approval of Marigold's first Herb House signals an exciting time for Aphria. We believe that there is tremendous opportunity in Jamaica from a domestic and international perspective and we look forward to bringing Sensi products to the market," said Irwin D. Simon. "Receiving this licence is testament to our team's hard work and dedication in growing our Caribbean and LATAM business as we provide high-quality cannabis products in regions. Aphria will continue to execute on our business plan to create long-term value, sales growth, and profitably in Canada and internationally."

Marigold Projects, a 49 per cent owned subsidiary of Aphria Inc., holds a Tier 3 licence to cultivate more than 5-acres of land with cannabis for medical, scientific and therapeutic purposes. Marigold Projects cultivation farm is fully operational, and inventory at opening will exceed 2,700 kgs. The company maintains an additional 20-acres of vacant land in anticipation of expanding its cultivation operations, as well as a 10-acre farm in St Catherine.

Sensi Medical Herb House will have its official opening in August 2019. Marigold plans to open an additional four Cannabis Houses in Portmore, Ocho Rios, Montego Bay, and Negril, pending CLA licence approval.

We Have A Good Thing Growing

About Aphria Inc.

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "will", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to the expected opening and operation of the Sensi Medical Cannabis House, the overall business opportunity in Jamaica and the execution of Aphria's business plan. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally; income tax and regulatory matters; the ability of Aphria Inc. to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks, including those set forth in our public filings on SEDAR and EDGAR.

Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications & Public Affairs, Aphria Inc., tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 06:00e 29-JUL-19